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January 13, 2010

Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:  RIVERSOURCE TAX-EXEMPT INCOME SERIES, INC.
     RiverSource Tax-Exempt High Income Fund
     Post-Effective Amendment No. 51
     File Nos. 002-63552/ 811-02901
     Accession Number: 0000950123-09-066892
     RIVERSOURCE TAX-EXEMPT SERIES, INC.
         RiverSource Intermediate Tax-Exempt Fund
         RiverSource Tax-Exempt Bond Fund
     Post-Effective Amendment No. 59
     File Nos. 002-57328/ 811-02686
     Accession Number: 0000950123-09-066919

Dear Ms. Mengiste:

This letter responds to your comments received by telephone on Dec. 30, 2009 for the above-referenced funds filed on Nov. 30, 2009.

GLOBAL COMMENTS FOR RIVERSOURCE INTERMEDIATE TAX-EXEMPT FUND, RIVERSOURCE TAX-EXEMPT BOND FUND AND RIVERSOURCE TAX-EXEMPT HIGH INCOME FUND:

COMMENT 1:    Delete the paragraph that discusses sales charge discounts on the front cover of the prospectus.

RESPONSE:     The front cover of the prospectus will be so revised.

COMMENT 2A:   Revise the "Shareholder Fees" table to delete footnote "(a)"
              appearing under the "Class A" column in the line captioned
              "Maximum Deferred Sales Charge", which provides that a 1% contingent deferred sales charge (CDSC) may be assessed on Class A shares purchased without an initial sales charge and sold within 18 months after purchase,

RESPONSE:     Pursuant to your direction, footnote "(a)" as described above will be deleted.

COMMENT 2B:   Supplementally explain the basis for footnote "(b)" to the Annual
              Fund Operating Expenses table.

RESPONSE:     Footnote "(b)" is a footnote that will apply when the fund's expense ratios have been adjusted to reflect current fees pursuant to Instruction 3(d)(ii)(B) to Item 3. Footnote "(b)" will become footnote "(a)" after the prospectus is revised.

COMMENT 2C:   Revise footnote "(c)" to the Annual Fund Operating Expenses table to indicate whether the Fund's board of directors has the sole authority to terminate the contractual expense reimbursement or fee waiver arrangement sooner than its stated termination date.

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RESPONSE:     Footnote "(c)" will be revised to state that the authority to sooner terminate the expense reimbursement or fee waiver arrangement is "at the sole discretion of the Fund's Board." Footnote "(c)" will become footnote "(b)" after the prospectus is revised.

COMMENT 3:    Pursuant to Instruction 3(f)(i) to Item 3, in the Annual Fund
              Operating Expenses table, move the line captioned "Acquired fund fees and expenses" so it appears directly above the line captioned
              "Total annual fund operating expenses."

RESPONSE:     The Annual Fund Operating Expenses table will be so revised.

COMMENT 4:    Confirm that the amounts shown in the Example of fund expenses table reflect any expense reimbursement or fee waiver arrangement only for the period(s) for which such arrangement is expected to continue.

RESPONSE:     So confirmed.

COMMENT 5:    Delete footnotes (a) and (b) to the table in the Example.

RESPONSE:     The footnotes will be deleted.

COMMENT 6:    Include a heading for each risk listed in the summary section.

RESPONSE:     The risk disclosure will be so revised.

COMMENT 7:    Include disclosure regarding the tax consequences, if applicable, of investing in derivatives that may generate taxable income since these are tax-exempt funds.

RESPONSE:     The service section of the prospectus under the heading
              "Distributions and Taxes" contains disclosure relating to the potential tax implications to shareholders from a fund's investments in derivatives. This section has been revised to address your comment. The disclosure is as follows:

              "Certain derivative instruments subject the fund to special tax rules, the effect of which may be to accelerate income to the fund, defer fund losses, cause adjustments in the holding periods of fund securities, convert capital gains into ordinary income and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. Funds seeking tax-exempt income may invest in derivatives that generate taxable income to the fund."

COMMENT 8:    Some investments highlighted in the risks are not mentioned in the
              Principal Investment Strategy. Please clarify.

RESPONSE:     The risk disclosure will be revised to accurately align with the investments stated in the Principal Investment Strategy section.

COMMENT 9:    Under the caption Past Performance, limit the explanation of how the bar chart and table illustrate the variability of the Fund's returns to that prescribed by Item 4(b)(2)(i).

RESPONSE:     Pursuant to your direction, the disclosure will be so revised.

COMMENT 10:   Limit the disclosure following the bar chart to that prescribed by
              Item 4(b)(2)(ii).



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RESPONSE:     Pursuant to your direction, the disclosure will be revised so as to include only the highest and lowest return for a calendar quarter during the period of the bar chart.

COMMENT 11:   Please delete the parenthetical that reads "(after applicable sales charges)" in the heading for the Average Annual Total
              Returns table.

RESPONSE:     While we recognize that the heading prescribed in Item 4(b)(2) of
              Form N-1A does not contain the parenthetical referenced in the Comment, we intend to retain the parenthetical in order to (1) present the information in the table in a clear, concise, and understandable manner, and (2) to enhance the readability of the prospectus.

              We believe it is appropriate to retain the parenthetical because it concisely discloses to the investor, in a logical place, that the information in the table reflects applicable sales charges. This is particularly important for investor understanding because the information presented in the bar chart, which precedes the table, does not reflect applicable sales charges.

               (1)  See SEC Release Nos. 33-8998 and IC-28584 (Jan. 13, 2009)
                    under the caption Plain English in section III.A.1.

               (2)  See General Instruction B.4.(c) to Form N-1A.

COMMENT 12:   In the Tax Information paragraph, consider adding disclosure specifically regarding tax-exempt funds.

RESPONSE:     We believe the information provided for tax-exempt funds in the service section of the prospectus under the heading "Distributions and Taxes" appropriately covers the impact to shareholders of tax-exempt funds. The disclosure is as follows:

              "FOR TAX-EXEMPT FUNDS. Dividends distributed from interest earned on tax-exempt securities (exempt-interest dividends) are exempt from federal income taxes but may be subject to state and local taxes and potentially the alternative minimum tax. Dividends distributed from net capital gains, if any, and other income earned are not exempt from federal income taxes. Any taxable distributions are taxable in the year the fund declares them regardless of whether you take them in cash or reinvest them."

COMMENTS SPECIFIC TO RIVERSOURCE TAX-EXEMPT HIGH INCOME FUND:

COMMENT 13:   Include disclosure regarding investments in junk bonds to the
              Principal Risks of Investing in the Fund.

RESPONSE:     Risk disclosure regarding investments in junk bonds will be added.

COMMENT 14:   Please explain the need for the footnote after the bar chart regarding the Fund formerly being managed in a master/feeder arrangement as a "feeder" fund.

RESPONSE:     The footnote will be removed.

              In connection with the Amendment listed above, the Registrant hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents




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     to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (612) 671-4321 or Erin Nygard at (612) 671-2543.

Sincerely,


/s/ Christopher O. Petersen
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Christopher O. Petersen
Vice President and Group Counsel
Ameriprise Financial, Inc.